Michael G. Homan
Vice President, Finance & Accounting
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                                                                               October 1, 2019
Branch Chief
Office of Manufacturing and Construction

Re:	Procter & Gamble Co.
Form 10-K for Fiscal Year Ended June 30, 2019
Filed August 6, 2019
File No. 1-00434

Dear Mr. Cash,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated September 24, 2019.  We have repeated your comments below in italics and have included our responses to each.

Form 10-K for Fiscal Year Ended June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flow, Financial Condition and Liquidity
Operating Cash Flow, page 21

1.
We note your disclosure on page 22 that your accounts payable, accrued and other liabilities generated $1.9 billion of cash and your days payable outstanding increased by 8 days as of year-end. You state that these increases were primarily driven by extending payment terms with your suppliers. However, you anticipate similar “extended payment terms” cash flow benefits could decline in fiscal 2020. Please tell us whether the extended payment terms with suppliers are related to the supply chain finance program described on your website. Further, provide us with the material and relevant terms of your program along with the general benefits and risks introduced by the arrangements.  For example, address if your payment obligations under your supply chain finance program are different than the terms originally negotiated with your suppliers and if so, how. Also address if the program was also established with your subsidiaries and guaranteed by the parent company.

Response

Beginning in late fiscal 12/13, as a result of external benchmarking that indicated our payment terms with suppliers were not competitive, the Company started to increase our accounts payable days through an initiative to extend supplier payment terms. Those efforts are ongoing as we continue to benchmark and as the external market continues to evolve to longer payment terms.  The Supply Chain Finance Program (the “SCF”) was initiated in fiscal 2013/14 in order to allow our suppliers to leverage the benefits of the Company’s credit rating.  The SCF program is utilized for suppliers related to both cost of goods sold and selling, general and administrative expenses.

Under the SCF, the Company worked with several leading global financial institutions to develop a program that enables our suppliers to sell their Company receivables to the financial institutions at a rate that leverages the Company’s credit rating. Payment terms with suppliers are negotiated independent of optional SCF participation. There is no reference to SCF in P&G contracts with suppliers, nor do P&G employees participate in the negotiation of the SCF agreement between our suppliers and the SCF financial institution. The specific terms of the arrangements are as follows:

1.	The Company and Supplier agree on a commercial contract, including prices, quantities and payment term
2.	Supplier sells goods to Company and sends the associated invoice based on the agreed contractual terms
3.	The Company provides information on invoices approved to the bank. The bank immediately makes this visible to supplier
4.	Supplier at their discretion decides which invoices to include in the SCF
a.	Supplier can see what invoices have been approved by the Company
b.	Supplier can choose what portion of invoices to include in the SCF (all invoices, some invoices or none of the invoices).
c.	Bank pays the invoices chosen by the supplier for inclusion in SCF (deducting from invoice value the SCF cost agreed to between the banks and the supplier)
d.	There are no changes to any of the terms of the payment obligation to Supplier arising from the voluntary inclusion of the payable in the SCF
5.	At due date, the Company always pays bank (irrespective if the supplier has elected to include the invoices in the SCF program)
6.	At due date, Bank pays supplier the invoices not included in SCF at full invoice amount

The benefit of the extended trade terms for the Company is improved cash flow and resulting value creation.  The SCF, in and of itself, does not directly benefit the Company since it cannot increase payment terms as a result of the SCF (contracts with suppliers are negotiated independent of supplier participation in SCF).  Rather, the direct benefit of the SCF accrues to the supplier via its ability to utilize the Company’s credit rating to sell its receivable from the Company.  There are no risks introduced to the Company as a result of the SCF.  The financial institutions involved in the SCF purchase the receivables from the suppliers on a non-recourse basis, and the Company satisfies its payable by paying the bank on the contractual due date. The Company does not have any knowledge or influence over which invoices the supplier will ultimately sell to the financial institutions via the SCF.

The SCF is operated globally.  The parent does not guarantee any obligations of its subsidiaries participating in the program.

2.
Please consider expanding your liquidity disclosures to address the trends and uncertainties related to the extended payment terms for suppliers (and the supply chain finance program) that have impacted historical results or are reasonably likely to materially impact liquidity in the future. Include additional narrative disclosure to enable an understanding of the accounts payable amounts in the financial statements. Refer to Item 103 of Regulation S-K and the related Commission Interpretive Releases No. 33-8350 and No. 33-9144. For example, consider disclosing the following:

•	Your plan to further extend payment terms to your suppliers and the factors that may limit your ability to continue to increase operating cash flows using this strategy in the future;
•	Additional information about the period-end accounts payable amount and intra-period variations of it including:
o	Amount of accounts payable which has been settled by your suppliers under the supply chain finance program and pending your payment as of the report date;
o	Amount of accounts payable sold by suppliers during the reporting period and the percentage of your suppliers participating in your program; and
o	Accounts payable days outstanding and any increase or decrease in the number of days outstanding.
Response

In future filings, we will continue to include disclosures related to known trends or uncertainties caused by our payment terms or changes therein.  For perspective, as of the end of fiscal 2019 (June 30, 2019) we expected to continue to see incremental benefit from extending payment terms with additional suppliers.  However, as we have already extended payment terms with a number of suppliers, there is uncertainty whether we will be able to generate cash flow benefits to the same extent as derived in fiscal 18/19 and prior years.   Accordingly, we provided cautionary disclosures in our 10-K for the year ended June 30, 2019, where we stated, “Although difficult to project due to market and other dynamics, we anticipate incremental cash flow benefits from extended payment terms with suppliers could decline in fiscal 2020.” We believe this disclosure provides investors with an understanding of the uncertainty related to our ability to continue to generate cash flow benefits through extended payment terms.  In addition, in the event the external environment evolves in the future such that we believe payment terms will shorten, thereby creating a negative cash flow exposure trend, we will provide disclosure highlighting that risk.  We will also continue to provide perspective on significant changes in days payable outstanding.  With respect to the additional information noted in the above bullet points, based on the structure of the SCF program, the Company is not directly impacted by the extent of suppliers that utilize the SCF or by the amount of their invoices paid via the program.  In addition, the Company does not have direct access to information on the amount of invoices sold through the SCF program, as this is agreed and arranged directly between the suppliers and the banks.  Finally, the Company pays its invoices at the contractual term agreed with the supplier regardless of SCF participation.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Sandy Lane
      Associate General Counsel